Mail Stop 3720

August 7, 2006

Via U.S. Mail and Fax (732-866-0063)
Michael A. Maltzman
Vice President and Chief Financial Officer
Stratus Services Group, Inc.
500 Craig Road
Suite 201
Manalapan, NJ 07726

> RE: **Forms 10-K and 10-K/A for the fiscal year ended September 30, 2005**
> **Filed February 3, 2006 and March 31, 2006, respectively**
> **Forms 10-Q for the quarters ended December 31, 2005 and**
> **March 31, 2006**
> **Filed February 17, 2006 and May 15, 2006, respectively**
> **File No. 001-15789**

Dear Mr. Maltzman:

   We have reviewed your supplemental response letter dated July 27, 2006 as well as your filings and have the following comments. As noted in our comment letter dated July 11, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Forms 10-K and 10-K/A for the year ended September 30, 2005

Note 14—Preferred Stock, page F-29

1. We note your response to prior comment 1 and the statement that "[i]n December 2005 the Series I Preferred Stock was exchanged for debt and convertible debt … we have sufficient authorized and unissued shares to settle the warrants…" As a result, you were able to reclassify the warrants to permanent equity as of December 31, 2005 and March 31, 2006. However, we note the disclosure on page 69 of the Form S-4 filed in May 2004 that a current registration statement must be on file pertaining to the common stock underlying the warrants in order for a holder to be able to exercise the warrants or in order for you to redeem the warrants. In light of this disclosure, it is unclear to us how you meet the criteria in paragraphs 14 and 18 of EITF 00-19 for the periods ending December 31, 2005

and March 31, 2006. Please note that a requirement of maintaining an effective registration statement is not within your control and therefore, a liability classification for the warrants would be required for all periods presented. Tell us how you determined that classification of these warrants as equity is appropriate or revise. Similarly, advise us how you would address the accounting for the warrants issued in connection with the August 2004 Public Offering after consideration of this comment.

Note 18—Stock Options and Warrants, page F-33

2. We note on page F-34 that, excluding the warrants issued in connection with the Exchange Offer and the August 2004 Public Offering, you had a number of warrants outstanding as of September 30, 2005. Tell us about your accounting treatment for each warrant grant and how you consider paragraphs 12-32 of EITF 00-19 in determining if equity or liability classification is appropriate for each grant in question.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Andrew Mew, Senior Staff Accountant, at (202) 551-3377 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director